SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For December 1, 2002 – January 15, 2003

CARDIOME PHARMA CORP (formerly NORTRAN PHARMACEUTICALS)
(Translation of Registrant’s name into English)

3650 Wesbrook Mall

(Address of principal executive offices)

Vancouver, British Columbia, V6S 2L2, CANADA

CIK # 0001036141 FILE NO. 0-29338

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F]

Form 20-F                                       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.]

Yes                                            No

FORM 6-K
TABLE OF CONTENTS

For December 1, 2002 – January 15, 2003

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)

File No. 0-29338, CIK # 0001036141

Exhibit 1	Press Release – December 5, 2002 (Results of Oral Absorption of RSD1235 in Human)

Exhibit 2	Material Change Report – Results of Oral Absorption of RSD1235 in Human

Exhibit 3	Press Release – January 3, 2003 (Appointment of Janzen as Chief Financial Officer)

Exhibit 4	Material Change Report – Appointment of Janzen as Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.
(REGISTRANT)
Date:	January 16, 2003

/s/ Christina Yip

Christina Yip
Vice President, Finance and Administration

FOR IMMEDIATE RELEASE            TSX: COM, OTCBB: COMRF

Cardiome Reports Oral Absorption of RSD1235 in Humans

Vancouver, Canada, December 5, 2002 - Cardiome Pharma Corp. (TSX: COM; OTCBB: COMRF) reported today that a proof-of-concept oral dosing study in humans demonstrates that its antiarrhythmic drug RSD1235 has significant oral bioavailability. Phase II efficacy data announced in September demonstrated that intravenous RSD1235 rapidly and effectively converts atrial fibrillation (AF) to normal heart rhythm in an acute-use, in hospital setting. Blood levels of orally administered RSD1235 reached concentrations equivalent to the clinically effective doses seen in the phase II study. The results suggest that RSD1235 could be delivered both intravenously and orally, increasing the market potential for the drug.
“The new data confirm that RSD1235 can be delivered orally, greatly expanding the potential market for this drug,” said Dr. Alan Ezrin, Cardiome’s Chief Scientific Officer. “However, a great deal of work remains to be done in the development of RSD1235 as an oral product. Based on these results, we will now work on sustained release formulation and toxicology studies with a view to entering the clinic in mid-2004.”

About Cardiome Pharma Corp
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure (CHF), and hyperuricemia (gout).

Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation. RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of atrial fibrillation. This unique mechanism of action of RSD1235 combined with supportive preclinical and clinical data suggests that RSD1235 may be able to effectively treat atrial arrhythmia with a high margin of safety. In a phase II study completed in September in patients with new onset AF (n=56), RSD1235 terminated AF in 61% of patients versus 5% placebo within 30 minutes of the end of infusion (p=0.0003). Currently available drugs to acutely treat AF lack sufficient efficacy and have serious safety risks. These safety issues include risk of drug induced proarrhythmia and other cardiac liabilities. To date, no significant drug-related adverse events have been reported in patients exposed to RSD1235.

Cardiome’s lead product in the congestive heart failure area is oxypurinol, a novel therapy in treating the disease. A Phase II study is planned for the second half of 2002. Cardiome also plans to develop oxypurinol as a treatment of gout for patients who are intolerant to allopurinol, the first-line therapy for gout. Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at: www.cardiome.com.

Arrhythmia: An Unmet Medical Need
Arrhythmias are erratic heartbeats caused by irregular electrical impulses that regulate the heart’s rate and rhythm.

  Arrhythmia is often associated with other forms of heart disease and is a leading contributor to stroke, congestive heart failure and sudden cardiac arrest.
  In 1999 there were 6.2 million cases of atrial arrhythmia in the developed world. The world-wide market for drugs to treat atrial fibrillation, the main category of atrial arrhythmia, was US$1.1 billion in 1999. Ageing population and safer alternative drug therapies will drive market growth.
  Prevention and treatment generally consists of drug therapy which has relatively low efficacy and, in some cases, severe side effects such as inducing further arrhythmia, reducing blood pressure, reducing heart rate or toxicity to other organs. There are sometimes limited alternatives to drug therapy such as focal ablation, which is expensive, complicated, and unpredictable, or surgery, which may result in permanent heart damage.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer

For more information:

Cardiome Pharma Corp.
T: (604) 222-5577 ext. 705
Ian Harper, Director of Investor Relations: iharper@cardiome.com

Renmark Financial Communications Inc.
Tel : 514-939-3989
Fax : 514-939-3717
www.renmarkfinancial.com
Sylvain Laberge: slaberge@renmarkfinancial.com                 Henri Perron: hperron@renmarkfinancial.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

     ONTARIO
BRITISH COLUMBIA
ALBERTA
QUEBEC

FORM 53-901F

SECURITIES ACT

     MATERIAL CHANGE REPORT UNDER
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) AND
SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
3650 Wesbrook Mall
Vancouver, BC V6S 2L2

Item 2.	DATE OF MATERIAL CHANGE

December 5, 2002

Item 3.	PRESS RELEASE

December 5, 2002 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

The Issuer announced that a proof-of-concept oral dosing study in humans demonstrates that its antiarrhythmic drug RSD1235 has significant oral bioavailability.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached press release dated December 5, 2002 for a full description.

Item 6.	RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER
	Name:	Jim Heppell
	Title:	Secretary
	Phone No.:	(604) 688-6900

2

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 5th day of December, 2002.

CARDIOME PHARMA CORP.

Per:

/s/ Jim Heppell
Jim Heppell
Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE            TSX: COM, OTCBB: COMRF

Cardiome Appoints Janzen as Chief Financial Officer

Vancouver, Canada, January 3, 2003 - Cardiome Pharma Corp. (TSX: COM; OTCBB: COMRF) announced today the appointment of Doug Janzen to the position of Chief Financial Officer. Janzen has over 7 years of capital markets experience, most recently as Managing Director - Health Sciences, and Partner, at Sprott Securities, a Toronto based institutional Investment Bank.

Janzen has participated in more than C$500 million in financings for Canadian Biotechnology companies over the past 3 years. Since joining Sprott in 2001, Janzen has been instrumental in building the biotech practice of the firm, augmenting Sprott’s position as a leading independent institutional brokerage. Prior to Sprott, Janzen was Head of Research, and Senior Health Sciences Analyst at Loewen Ondaatje McCutcheon, another Toronto based Investment Bank.

“Doug’s experience in global capital markets and his success record in the Canadian biotech space will benefit Cardiome immensely,” said Bob Rieder, President and CEO of Cardiome. “Doug was instrumental in securing a major financing for Cardiome while at Sprott last year and I’m confident that his excellent track record will continue unabated in his new role as an officer of the company.”

Cardiome is also pleased to announce the promotion of Christina Yip to Vice President of Finance and Administration. Since joining Cardiome in 1998, Yip has played an important role in the corporate finance development of Cardiome including the listing on the Toronto Stock Exchange and recent acquisition of Paralex, Inc. Yip, a professional accountant, will work closely with Janzen in financial reporting and controls, corporate compliance and planning, and general business operations.

About Cardiome Pharma Corp
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation (AF). RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of atrial fibrillation. This unique mechanism of action of RSD1235 combined with supportive preclinical and clinical data suggests that RSD1235 may be able to effectively treat atrial arrhythmia with a high margin of safety. In a phase II study completed in the fall of 2002 with new onset AF patients (n=56), RSD1235 terminated AF in 61% of patients versus 5% placebo within 30 minutes of the end of infusion (p=0.0003). Currently available drugs to acutely treat AF lack sufficient efficacy and have serious safety risks. These safety issues include risk of drug induced proarrhythmia and other cardiac liabilities. To date, no significant drug-related adverse events have been reported in patients exposed to RSD1235.

Cardiome’s lead product in the congestive heart failure area is oxypurinol, a novel therapy in treating the disease. Cardiome also plans to develop oxypurinol as a treatment of gout for patients who are intolerant to allopurinol, the first-line therapy for gout. Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at: www.cardiome.com.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer

For more information:

Cardiome Pharma Corp.
T: (604) 222-5577 ext. 705
Ian Harper, Director of Investor Relations: iharper@cardiome.com

Renmark Financial Communications Inc.
Tel : 514-939-3989
Fax : 514-939-3717
www.renmarkfinancial.com
Sylvain Laberge: slaberge@renmarkfinancial.com                 Henri Perron: hperron@renmarkfinancial.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

     ONTARIO
BRITISH COLUMBIA
ALBERTA
QUEBEC

FORM 53-901F

SECURITIES ACT

     MATERIAL CHANGE REPORT UNDER
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) AND
SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
3650 Wesbrook Mall
Vancouver, BC V6S 2L2

Item 2.	DATE OF MATERIAL CHANGE

January 3, 2003

Item 3.	PRESS RELEASE

January 3, 2003 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

The Issuer announced the appointment of Doug Janzen to the position of Chief Financial Officer and the promotion of Christina Yip to Vice President of Finance and Administration.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached press release dated January 3, 2003 for a full description.

Item 6.	RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER
	Name:	Jim Heppell
	Title:	Secretary
	Phone No.:	(604) 688-6900

2

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 6th day of January, 2003.

CARDIOME PHARMA CORP.

Per:

/s/ Jim Heppell
Jim Heppell
Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.